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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CONCORD MILESTONE PLUS, L.P.
                            (Name of Subject Company)

                          CONCORD MILESTONE PLUS, L.P.
                       (Names of Persons Filing Statement)

 UNITS CONSISTING OF ONE CLASS A INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF ONE
   CLASS A LIMITED PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.) AND ONE
        CLASS B INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF ONE CLASS B
           LIMITED PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.)
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                LEONARD S. MANDOR
                        C/O CONCORD MILESTONE PLUS, L.P.
                       200 CONGRESS PARK DRIVE, SUITE 103
                           DELRAY BEACH, FLORIDA 33445
                                  (561)394-9260

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address

     The name of the subject company is Concord Milestone Plus, L.P., a Delaware limited partnership, (the "Partnership"). The address of the principal executive office of the Partnership is 200 Congress Park Drive, Suite 103, Delray Beach,
Florida 33445, and its telephone number is (561)394-9260.

(b) Securities

     The subject classes of securities are: (a) Class A Interests ("Class A
Interests"), each of which represents an assignment of one Class A Limited
Partnership Interest in the Partnership by CMP Beneficial Corp., and (b) Class B
Interests ("Class B Interests"), each of which represents an assignment of one
Class B Limited Partnership Interest in the Partnership by CMP Beneficial Corp.
As of April 30, 2005, there were 1,518,800 Class A Interests and 2,111,072 Class
B Interests outstanding. The subject tender offer is to purchase units (each, an
"Equity Unit"), each of which consists of one Class A Interest and one Class B
Interest.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

     The Partnership is the filing person, and its name and address are set forth in Item 1 above.

(b) Tender Offer

     On April 27, 2005, Sutter Opportunity Fund 3, LLC, Sutter Opportunity Fund
3 (TE), LLC, SCM-CMP Acquisition Fund, LLC, MacKenzie Patterson Fuller, Inc.,
Robert E. Dixon and C.E. Patterson (the "Purchasers") disclosed in a Tender
Offer Statement on Schedule TO an offer (the "Tender Offer") to purchase any and/or all of the outstanding Equity Units for a purchase price of $2.50 per
Equity Unit. The address of each of the Purchasers, except for MacKenzie
Patterson Fuller, Inc., is c/o Sutter Capital Management, LLC, 220 Montgomery
Street, Suite 2100, San Francisco, California 94104, and the business telephone number of such Purchasers is (415)788-1441. The address for MacKenzie Patterson
Fuller, Inc. is 1640 School Street, Moraga, California 94563, and its business telephone number is (925)631-9100.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The Partnership and Milestone Property Management, Inc. formerly known as
Concord Assets Management, Inc. ("MPMI"), an affiliate of the Partnership's
General Partner, CM Plus

Corporation (the "General Partner"), are parties to a management agreement pursuant to which MPMI provides property management services to the Partnership.
The Partnership paid or accrued $149,372 during the fiscal year ended December
31, 2004 to MPMI for property management fees incurred during that fiscal year.
The Partnership paid or accrued $137,870 during the fiscal year ended December
31, 2003 to MPMI for property management fees incurred during that fiscal year.
Pursuant to the management agreement between the Partnership and MPMI, property management fees are equal to a percentage of gross revenues not to exceed 5 percent for multiple tenant properties for which MPMI performs leasing services,
3 percent for multiple tenant properties for which MPMI does not perform leasing services and 1 percent for single tenant properties. The management fees are 3 percent for the Partnership's shopping center in Searcy, Arkansas, 4 percent for the Partnership's shopping center in Valencia, California and 5 percent for the
Partnership's shopping center in Green Valley, Arizona (the "Green Valley
Property", and each a "Property"). The management fee for any Property may not exceed competitive fees for comparable services reasonably available to the
Partnership in the same geographic area as the property in question.

     Milestone Properties, Inc. ("MPI"), the parent of the General Partner, provides certain administrative services to the Partnership pursuant to an administrative services agreement between MPI and the Partnership. Pursuant to that agreement, the Partnership reimburses MPI for administrative services provided to the Partnership, such as payroll, accounting, investor services and supplies. The Partnership paid or accrued $72,319 during the fiscal year ended
December 31, 2004 to MPI for administrative services rendered to the Partnership in that fiscal year. The Partnership paid or accrued $70,555 during the fiscal year ended December 31, 2003 for administrative services rendered to the
Partnership in that fiscal year. In March 2005 the General Partner and MPI entered into a new administrative services agreement to continue the provision of administrative services by MPI to the Partnership on substantially the same terms as previously agreed.

     There are no agreements, arrangements or understandings, or to the
Partnership's knowledge, any actual or potential conflicts of interest, between the Partnership and its affiliates, on the one hand, and the Purchasers or their executive officers, directors or affiliates, on the other.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Partnership.

     The Partnership is expressing no opinion as to whether the holders of Class
A Interests and Class B Interests should accept or reject the Tender Offer, and is remaining neutral as to the Tender Offer.

     (b)  Reasons.

     The Partnership and the General Partner are indifferent as to who owns the interests in the

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Partnership. The Purchasers are offering $2.50 for each Equity Unit. The
Purchasers have disclosed to the holders of interests in the Partnership that the Purchasers have estimated the per-unit net asset value, or liquidation value, of the Partnership to be $4.18 per Equity Unit based on various assumptions made by the Purchasers as to the value of the Partnership's assets.
Neither the General Partner nor the Partnership has any current appraisals of the Partnership's assets and the General Partner has no intention of using
Partnership funds to obtain appraisals or other expert opinions as to the current valuation of the Partnership's assets. The General Partner has examined the methodology employed by the Purchaser in its determination of net asset value of each Equity Unit. The General Partner believes such methodology to be deficient inasmuch as non-property related operating expenses of the Partnership were used to arrive at the value of the properties. Such non-property operating expenses amounted to $194,531 for the year ended December 31, 2004. The General
Partner renders no opinion as to the other assumptions employed by the
Purchasers. The actual per-unit net asset value of the Partnership at any time depends on a number of factors, including what a third party would actually be willing to pay for the Partnership's assets at such time, and what costs would be incurred by the Partnership in connection with any such sale. The General
Partner and the Partnership agree with the Purchasers' conclusion that the current net asset value per Equity Unit exceeds the $2.50 currently being offered by the Purchasers for the Equity Units.

     In the Tender Offer, the Purchasers stated that the Equity Units traded at
$1.15 per Equity Unit during January and February 2005. The General Partner and the Partnership note that there have been 12 trades involving 9,190 Equity Units since December 31, 2004, ranging between $0.75 per Equity Unit and $1.65 per
Equity Unity.

     On March 29, 2005, the Partnership received an unsolicited letter from a third party expressing such party's interest in purchasing the Green Valley
Property. The Partnership has engaged only in preliminary discussions with such party and it is too early to predict whether such discussions will result in a transaction with such party and what the terms of any such transaction would be.
Such discussions have included clarifying to the third party that the size of the Green Valley Property is less than what such party originally assumed in its original letter. If the Green Valley Property were to be sold for a price at or near the amount mentioned in such party's letter, the Partnership believes that the net asset value of the Partnership would be substantially in excess of $4.18 per Equity Unit. However, there is no assurance that any such discussions would result in a contract for sale, or that a sale of the Green Valley Property would be consummated or how much the Partnership would actually realize in the event that the Green Valley Property is sold.

     There is no assurance how much money on a per Equity Unit basis the
Partnership would realize in the future from the sale, financing or operation of the Partnership's assets, or when any such amounts would be realized and distributed to the holders of interests in the Partnership. Accordingly, some interest holders may find it attractive to sell their Equity Units to the
Purchasers at the offered price and obtain immediate liquidity, while others may prefer to continue to hold their interests in the Partnership in the hopes of realizing a greater return at some indefinite time in the future.

     The General Partner has resolved to make a cash distribution equal to
$0.0326 per Class A Interest to be paid on or about May 31, 2005. Pursuant to the terms of the Tender Offer, the $2.50

per Equity Unit offered by the Purchasers will be reduced by the amount of such distribution.

(c) Intent to Tender.

     To the knowledge of the Partnership, after reasonable inquiry, neither the
General Partner nor any affiliates, executive officers or directors of the
General Partner or the Partnership currently intends to tender any interests in the Partnership owned or held by such person.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Neither the Partnership nor anyone acting on its behalf have employed, retained or compensated any person to make solicitations or recommendations in connection with the Tender Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Neither the Partnership, the General Partner nor any of their officers, directors, affiliates or subsidiaries has engaged in any transaction in Class A
Interests or Class B Interests during the past 60 days.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The Partnership is not undertaking or engaged in any negotiations in response to the Tender Offer.

ITEM 8. ADDITIONAL INFORMATION.

     The Purchasers have offered to purchase any and all outstanding Equity
Units, which would include all 1,518,800 of the outstanding Class A Interests and up to 1,518,800 of the 2,111,072 outstanding Class B Interests. In addition, the Purchasers have stated that they do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Equity Units.

     Article XIII of the Partnership's Amended and Restated Agreement of Limited
Partnership, dated as of August 1, 1987, as amended (the "Partnership
Agreement"), imposes certain limitations on the number of Equity Units which may be transferred to the Purchasers. Under Section 13.5 of the Partnership
Agreement, an interest in the Partnership may not be transferred or assigned at any time, if, among other things, as a result of prior assignments or transfers of interests in the Partnership within a period of 12 consecutive months prior thereto, such transfer or assignment might, in the opinion of counsel for the
Partnership, result in the termination of the

Partnership for purposes of Section 708 of the Internal Revenue Code of 1986, as
amended (the "Code"). Under Section 708 of the Code, the Partnership will be terminated for federal income tax purposes if, within any consecutive 12 month period 50% or more of the interest in capital and profits of the Partnership are transferred or assigned.

     Section 13.5 authorizes the General Partner, in its sole discretion, to impose on assignments and transfers of interests in the Partnership or any class or type of such interests any restrictions which it deems appropriate to prevent the termination of the Partnership for federal income tax purposes or its treatment as an association taxable as a corporation for federal income tax purposes or to prevent the Partnership from suffering any other material adverse consequence, and also authorizes the General Partner to amend the Partnership
Agreement, without the consent of the Limited Partners or interest holders, to give effect to any such restrictions.

     Moreover, Section 13.5 of the Partnership Agreement expressly authorizes the General Partner to suspend assignments or transfers of interests in the
Partnership of either class if within 12 months preceding such suspension at least 45% of the interests of that class have been assigned or transferred. In the event of any such suspension, the General Partner would notify the holders of interests in the Partnership and any deferred sales, assignments or transfers would be made (in chronological order, to the extent possible) as of the first day of any month following the lifting of the suspension on assignments and transfers, except to the extent that they would result in a termination of the
Partnership for federal income tax purposes.

     In order to ensure that there is no termination of the Partnership for federal income tax purposes, it is the General Partner's intent that it will exercise its authority under Section 13.5 of the Partnership Agreement to suspend assignments or transfers of interests in the Partnership of either class if within 12 months preceding such suspension at least 45% of the interests of that class shall have been assigned or transferred. Accordingly, the aggregate number of Class A Interests or Class B Interests which may be transferred pursuant to the Purchasers' tender offer may not, when added to transfers of interests of that class during the preceding 12 months, exceed 45% of the outstanding interests of that class.

     Section 13.3 of the Partnership Agreement requires the surrender to the
Partnership or its transfer agent of Certificates of Beneficial Interest representing the Class A Interests and Class B Interests to be transferred duly endorsed and with signature guaranteed. No transfers of interest in the
Partnership will be recognized by the Partnership unless duly endorsed certificates are delivered with the necessary signature guarantees.
Additionally, pursuant to Section 13.3 of the Partnership Agreement, the General
Partner has established procedures to effect transfers of both Class A and Class
B Interests. Such procedures include, where applicable, but are not limited to, the parties to the transfer providing the Partnership with properly completed
Assignment Forms for Class A Interests and for Class B Interests; an original death certificate and Letters of Administration and/or Testamentary dated by the appropriate Court within the prior six months (in the case of a transfer by an estate); a Certified Copy of any Trust Agreement; an Affidavit of Domicile; the
approval from the State of California, Department of Corporations for consent to transfer securities pursuant to Section 25151 for transfer from one California resident to another; and a transfer fee currently equal to $35.00 per transaction.

ITEM 9. EXHIBITS.

Exhibit 99.(a)(2)(i)  Transmittal Letter from the Partnership dated May 10, 2005

Exhibit 99.(e)(1)     Property Management Agreement, by and between the
                      Partnership and Concord Assets Management, Inc., dated as
                      of August 20, 1987, as amended January 22, 1988 and April
                      1988

Exhibit 99.(e)(2)     Administrative Services Agreement, by and between the
                      Partnership and Milestone Properties, Inc., dated as of
                      March 1, 2005

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              /S/ Leonard S. Mandor
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                                   (Signature)

                          Leonard S. Mandor, President
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                                (Name and title)

                                   May 9, 2005
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                                     (Date)